Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

With regard to the Extraordinary General Shareholders’ Meeting to be held on August 10, 2012, Oi S.A. (the “Company”) hereby clarifies to its shareholders and the market in general that the proposed payment of approximately R$492.3 million to its shareholders, resulting from the distribution and redemption of shares, will occur through the redemption and immediate cancellation of the shares to be issued following the Meeting. As such, shareholders will be compensated in cash, and the number of outstanding or treasury shares issued by the Company will not be affected.

In addition to the distribution and redemption, a dividend distribution in the total amount of R$507.7 million from the income reserve account was also proposed.

The Company further clarifies that these transactions are in line with the Company’s efficient reserves management strategy and the Shareholder Compensation Policy disclosed to the market through a Material Fact dated April 17, 2012. As anticipated by this Policy, the Company expects to pay R$3 billion in 2012, of which R$2 billion were paid in May of 2012, with the remaining R$1 billion, if approved by the General Shareholders’ Meeting, expected to be paid by August 31, 2012.

Rio de Janeiro, August 2, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.